SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Meredith Corporation

(Name of Issuer)

Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)

(Title of Class of Securities)

589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

(CUSIP Number)

Marilyn Dillivan
c/o Meredith Corporation
1716 Locust Street
Des Moines, Iowa 50309
515-284-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Katherine C. Meredith, individually, as investment director/trustee of various trusts created by deceased members of the Meredith family and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

7	SOLE VOTING POWER
NUMBER OF SHARES	19,203* shares of Common Stock and
3,825,577 shares of Class B Common Stock
BENEFICIALLY
8	SHARED VOTING POWER
OWNED BY	92,412 shares of Common Stock and
                           92,412 shares of Class B Common Stock
EACH
9	SOLE DISPOSITIVE POWER
REPORTING	19,203 shares of Common Stock and
                                                                                3,825,577 shares of Class B Common Stock
PERSON
10	SHARED DISPOSITIVE POWER
WITH	92,412 shares of Common Stock and
276,072 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
111,615 shares of Common Stock and 4,101,649 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2% of shares of Common Stock (assuming conversion of the Class B) and 46.5% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

* Includes vested options for 12,000 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

7	SOLE VOTING POWER
NUMBER OF SHARES	39,844* shares of Common Stock and
                                                                                1,533,954 shares of Class B Common Stock
BENEFICIALLY
8	SHARED VOTING POWER
OWNED BY	92,412 shares of Common Stock and
                                                                                876,072 shares of Class B Common Stock
EACH
9	SOLE DISPOSITIVE POWER
REPORTING	39,844 shares of Common Stock and
                                                                                1,533,954 shares of Class B Common Stock
PERSON
10	SHARED DISPOSITIVE POWER
WITH	92,412 shares of Common Stock and
876,072 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,256 shares of Common Stock and 2,410,026 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% of shares of Common Stock (assuming conversion of the Class B) and 27.3% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

* Includes vested options for 36,000 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family  members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) /X/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

7	SOLE VOTING POWER
NUMBER OF SHARES	1,612,633 shares of Class B Common Stock

BENEFICIALLY
8	SHARED VOTING POWER
OWNED BY	92,412 shares of Common Stock and
                                                                                876,072 shares of Class B Common Stock
EACH
9	SOLE DISPOSITIVE POWER
REPORTING	1,612,633 shares of Class B Common Stock

PERSON
10	SHARED DISPOSITIVE POWER
WITH	92,412 shares of Common Stock and
876,072 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,412 shares of Common Stock and 2,488,705 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7% of shares of Common Stock (assuming conversion of the Class B) and 28.2% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

Item 4.	Purpose of the Transaction.

This Amendment is being filed to report the following transactions by the Reporting Persons:

On December 8, 2010, Katherine C. Meredith ceased being the investment adviser for trusts holding an aggregate of 95,447 shares of Class B Common Stock of Meredith Corporation (the “Company”) and therefore Katherine C. Meredith no longer has voting or dispositive power with respect to such shares.

On December 10, 2010, an aggregate of 132,176 of the shares of Class B Common Stock of the Company held in the grantor retained annuity trust established by Katherine C. Meredith on December 10, 2008 (the “2008 GRAT”) were distributed in equal parts to Katherine C. Meredith’s children, D. Mell Meredith Frazier and Edwin T. Meredith, IV.  The remaining 183,660 shares of Class B Common Stock from the 2008 GRAT are now held in a grantor retained annuity trust established by Katherine C. Meredith on January 29, 2010 (the “2010 GRAT”). Katherine C. Meredith is the sole annuitant of the 2010 GRAT.  D. Mell Meredith Frazier and Edwin T. Meredith, IV, and their descendents are the sole contingent beneficiaries of the 2010 GRAT.  Katherine C. Meredith shares dispositive power with her two children who alone share voting power over the shares in the 2010 GRAT.

On December 14, 2010, an aggregate of 247,281 shares of Class B Common Stock of the Company held in trust were distributed to Katherine C. Meredith’s grandson, Edwin Hammond Zuendel, pursuant to the terms of the distributing trusts.

Item 5.	Interest in Securities of the Issuer.

(a)

Katherine C. Meredith:  111,615 shares of Common Stock (9.2%* of Common Stock outstanding) 4,101,649 shares of Class B Common Stock (46.5% of Class B Common Stock outstanding)

D. Mell Meredith Frazier:  132,256 shares of Common Stock (5.6%* of Common Stock outstanding) 2,410,026 shares of Class B Common Stock (27.3% of Class B Common Stock outstanding)

Edwin T. Meredith, IV:  92,412 shares of Common Stock (5.7%* of Common Stock outstanding) 2,488,705 shares of Class B Common Stock (28.2% of Class B Common Stock outstanding)

*Assumes conversion of Class B into Common Stock.  The Class B Common Stock is convertible, share for share, into Common Stock.

(b)           See facing pages for each reporting person.

D. Mell Meredith Frazier and Edwin T. Meredith, IV are sister and brother and Katherine C. Meredith is their mother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c)           No transactions in shares of Common Stock or Class B Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in Item 4.

(d)           None

(e)           Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Katherine C. Meredith
Dated: January 21, 2011	Katherine C. Meredith
/s/ D. M.M. Frazier
D. Mell Meredith Frazier
/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Meredith Corporation, or any subsequent acquisitions or dispositions of equity securities of Meredith Corporation by any of the undersigned.

/s/ Katherine C. Meredith
Dated: January 21, 2011	Katherine C. Meredith
/s/ D. M.M. Frazier
D. Mell Meredith Frazier
/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV